WILLIAMS CREEK EXPLORATIONS LIMITED

1202-1022 Nelson Street, Vancouver BC V6E 4S7, Tel: 604-662-4480 Fax: 604-685-0553

NEWS RELEASE September 8, 2003
Trading Symbol: WCX TSX-V

Exploration Program Underway at the Westport Gold Project Barkerville, B.C.

The company is pleased to announce that an exploration program is underway on the company's historic Westport gold project located near Barkerville, British Columbia. The program will consist of induced polarisation (IP) geophysics to test for an extension the recently discovered Bonanza Ledge deposit, which is located on ground immediately adjacent to the company's property holdings.

The Westport project consists of 28 crown granted claims wholly owned by the company that straddle two of the most productive alluvial gold streams of the Barkerville gold camp, Williams Creek and Stouts Gulch. The company's holdings also include the Black Jack claim where some of the earliest lode gold mining was carried out in the Province of British Columbia. These claims also directly adjoin the claims held by International Wayside Gold Mines Ltd. who announced in 2000 the discovery of high-grade gold Bonanza Ledge deposit hosted in a new geologic setting from that of previously recognised to host gold mineralization in the area.

Property History

Barkerville was the centre of a major gold rush in the nineteenth century when alluvial gold was discovered in several streams. No official records for placer mining from the Wells-Barkerville area were kept during the peak production years from 1859 to 1876, however, production was estimated to be in the order of 2,000,000 ounces of gold. Some lode gold mining was carried out in the Barkerville area as well. Production from the Cariboo Gold Quartz Mine from 1933 to closure in 1959 was 1,681,951 tons of ore with gold recovery of 626,755 ounces (0.373oz Au/Ton). The Island Mountain Mine and the Aurum Mine produced operated by Newmont Mining Corporation and Cariboo Gold Quartz Mining Co. produced 569,528 ounces of gold. The Mosquito Creek Mine produced from February 1980 to August 1987 was 103,148 tons with an average recovered grade of 0.332 oz Au/Ton.

The Westport property claims held by the company have a significant exploration and mining history relating to this period. The claims were bought by the company in 1946 and prior to that time a shaft had been sunk on the BlackJack claim which reportedly had some limited high grade gold production. In 1947 the company carried out a diamond drill program which consisted of 48 shallow holes and intersected quartz veining and important gold mineralization, the most significant intersections of which are tabulated below:

Drillhole	Sample Length (m)	Gold (g/t)	Gold (oz/t)
DDH-2	1.5	82.6	2.41
DDH-4	0.5	35.3	1.03
DDH-7	2.7	26.1	0.76
DDH-24	2.6	12.3	0.36
DDH-48	9.1	15.8	0.46
Including	1.5	55.5	1.62

Little work was done on the property until 1991 when the company carried out a smaller, five hole diamond drill program. Four of these holes intersected significant gold assays which have never been followed up. These results are tabulated below:

Drillhole	Sample Length (m)	Gold (g/t)	Gold (oz/t)
WCX-91-1	0.6	15.77	0.46
WCX-91-2	4.0	8.57	0.25
WCX-91-4	2.1	33.26	0.97
WCX-91-4	1.5	25.71	0.75
WCX-91-5	1.2	13.71	0.40

9/22

In 1995 the property was optioned to Gold City Mining Corporation (Gold City) who returned the property to the company after carrying out a trenching and limited drill program. The trenching encountered significant gold mineralization hosted in a similar geologic setting to that of the Bonanza Ledge discovery. This trenching has never been followed up with further work. The results are tabulated below:

Trench	Sample Length (m)	Gold (g/t)	Gold (oz/t)
WC95-01	1.4	23.4	0.68
WC95-03	1.8	23.7	0.69
WC95-03	7.7	12.0	0.35
WC95-03	3.3	15.4	0.45
WC95-3N	1.2	21.8	0.63
WC95-3N	1.8	17.1	0.50

Subsequent to this program Gold City carried out a four hole drill program on a separate area of the property which failed to intersect significant mineralization save for one hole which intersected 0.9 m of 6.1 g/t (0.18 oz/t).

Future Plans

Williams Creek Explorations Ltd. has held the Westport property since its purchase in 1946. In light of the new Bonanza Ledge discovery by International Wayside on ground immediately joining the property, and subsequent to a review of the past work on the property, management is excited by the potential of the property to host a significant gold deposit. Of special importance are the high grade gold results of the 1995 trenching program on the property in similar geology to that of the Bonanza Ledge discovery. This program was never followed up, and is the focus of the present IP program. The program has been designed to better define present targets for a diamond drill program. Management looks forward to reporting the results of this program in the near future.

Morgan J. Poliquin, M.Sc., P.Eng. is the qualified person on the project under the meaning of National Instrument 43-101 and is also a director of the company.

For further information please contact:
Morgan J. Poliquin, Director, Williams Creek Explorations Ltd.
Ph. 604 689-7644

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan Poliquin"

Morgan Poliquin, M.Sc., P.Eng.
Director